

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 3, 2017

Curt Thornton
Chief Executive Officer
Provision Holding, Inc.
9253 Eton Avenue
Chatsworth, CA 91311

> **Re: Provision Holding, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed October 13, 2016**
> **File No. 333-127347**

Dear Mr. Thornton:

We issued comments to you on the above captioned filing on December 14, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 17, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter DiChiara, Esq.
        Carmel, Milazzo & DiChiara LLP